UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 27, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Redwood Valley is a 15-year operational asset developed by MCP Solar Assets Partners II, LLC ("MCP"). Energea Portfolio 4 LLC ("Energea") acquired the rights to the project in order to operate it. The project was acquired for 1.00 USD and was valued at 110,673.73 USD as explained in the financial section.

Redwood Valley is a 99.2 kWdc solar power plant located at 2370 Webb Ranch Road, Redwood Valley, CA 95470 and connected to the Pacific Gas and Electric Company distribution grid ("Project"). The Project's offtaker is the Redwood Valley County Water District, with whom Energea negotiated to extend the Power Purchase Agreement ("PPA").

Energea will do small repairs on the Project and hire a third-party company to provide the Operation and maintenance ("O&M") services.
The total cost of the project is 212,815.73 USD and it is projected an 9.16% IRR.

Key Information

General Info

Project Owner	Energea Portfolio 4 LLC
Project Location	2370 Webb Ranch Road, Redwood Valley, CA 95470
Technology	Ground Mounted Solar
System Size (AC/DC)	95.5 kW/ 99.2 kWp
Estimated Year 1 Production	3,940 MWh
Coordinates	39.272510° N, 123.176244° W
Roof Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Redwood LLC
Offtaker	Redwood Valley County Water District
EPC Contractor	N/A
O&M Contractor	T.B.D.
Landowner	Redwood Valley County Water District

Uses of Capital and Project Economics

Project Acquisition Costs	$110,674.73
Project Hard Costs	$102,140.00
Project Soft Costs	$0.00
Developer Fee	N/A
Total Equity	$212,815.73
Project IRR ($)	9.16%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on October 28th, 2022, Energea being the sole member of the company.

Table 1 - SPE General Information
Contract Type	PPA
Revenue Contract Term	20 years + 3 extensions of 5-year periods
Contracted Rate	Fixed Rate
PPA Rate	$ 0.12 /kWh
Escalator	N/A

Site

The Redwood Valley County Water District ("Landowner") owns the site for the project. The site is secured through the PPA, signed between the SPE and the Offtaker.

Design

The project currently utilizes 496 Kyocera KC 200GT 54cell modules, with a standard 20-year manufacturer warranty. There were 12 broken modules identified, and replacement modules are being sourced for replacement. It also utilizes one (1) Solectria PVI 95kW-208 central inverter. Solectria (a Yaskawa Company) is a very well know company in the US and have a great track record with their PVI central inverter line. There was a site inspection performed by Energea, and the asset itself was maintained properly and is still operating as expected. The racking is a custom design utilizing uni-strut and standard concrete-based footings. The project sits on top of recycled rubber for fire prevention.

It is recommended that after the completion of the initial PPA term new modules are sourced and installed prior to the next PPA renewal. A new 100kW "string inverter" should also be sourced and installed at the same time. This will bring the asset back to its year 1 production output and will last the duration of the remaining three (3) 5 year PPA renewals.

The asset sits up next to a high traffic dirt road and is recommended to install a privacy sheet on the fence to limit the amount of soiling from vehicle traffic as well as broken modules caused by rocks and stones. This upgrade will cost approximately $750.00.

Interconnection

The Interconnection for the project is secured through an Interconnection Agreement for Net Energy metering of Solar or Wind Electric Generating Facility of 1,000 Kilowatts of Less ("Interconnection Agreement") signed on June 27th, 2007, between Pacific Gas and Electric Company ("Utility Company") and the Offtaker. The Project obtained the Permission to Operate from the Utility Company on January 10th, 2008.

Offtaker

The Offtaker is the Redwood Valley County Water District ("Offtaker"). A 20-year PPA was originally signed in 2007 between the Offtaker and a MCP entity. The PPA was assigned to the SPE and Energea negotiated to extend the term for 3 additional periods of 5 years through an amendment signed on November 18th, 2022.

Table 2 - PPA Main Terms
Contract Type	PPA
Revenue Contract Term	20 years + 3 extensions of 5-year periods
Contracted Rate	Fixed Rate
PPA Rate	$ 0.12 /kWh
Escalator	N/A

EPC

Since the project is operational, no immediate EPC services will be necessary for the Project.

O&M

Energea is currently selecting the O&M provider for the Project. Meanwhile, Energea is responsible for the Operation and Maintenance of Redwood Valley.

Financial Analysis

The nominal pre-tax IRR of Redwood Valley's sponsor equity investors is projected to be 9.16%, with an estimated payback only 3 months from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I of the IC Memo posted on our website.

The project, valued at a total of 110,674.73 USD, was acquired by 1.00 USD, for an instant profit of 110,673.73 USD.

The project financials are modeled without a tax equity partnership flip structure.

Revenue

The contracted PPA with Redwood Valley is a take-or-pay contract where the customer pays the project based on the amount of electricity metered at the project regardless of how much is delivered or used by the offtaker. The main aspects of the PPA are defined below on Table 4. No additional Zero-Emission Renewable Energy Credits ("ZREC") state incentives are assumed for this project.

Table 3 - Revenue Assumptions
Contract Type	PPA
Revenue Contract Term	20 years
Contracted Rate	Fixed Rate
Rate	0.1200 USD/kWh
Rate Readjustment	N/A

Operating Expenses

The model assumes the Operating Expenses described within the "Project Review" section, with its values priced as on Table 6. CPI readjustments assume a 2% year-to-year rate.

Table 4 - Operating Expenses Assumptions
Operations & Maintenance	$18.00/kWp/month	CPI
Insurance (GL & Property)	$95.71/month	CPI
Banking Fees	$50 / month	CPI
Technical Services Reserve	$500 / month	CPI

CAPEX

CAPEX assumptions are set as seen on table 7 below. All items are assumed to be depreciable under State and Federal Level.

The Hard Costs assumed on table 7 are projected to be disbursed in the year 2028, through a retrofit process.

No mounting structure and additional material costs are assumed, as the project is projected to use the current ones that's on site.

Table 5 - Capital Expenditures Assumptions
Acquisition Costs	$110,674.73	$1.1157

Hard Costs	$102,140.00	$1.0296/Wp
Solar Modules	$44,640.00	$0.4500/Wp
Solar Inverters	$15,000.00	$0.1512/Wp
Racking & Trackers	$0.00	$0.0000/Wp
Electrical Materials	$7,500.00	$0.0756/Wp
Civil Materials	$0.00	$0.0000/Wp
Engineering Drawings	$20,000.00	$0.2016/Wp
Site Works	$0.00	$0.0000/Wp
Electrical Work	$15,000.00	$0.1512/Wp
Mechanical Work	$0.00	$0.0000/Wp
Interconnection	$0.00	$0.0000/Wp

Soft Costs	$0.00	$0.0000/Wp
Accountants	$0.00	$0.0000/Wp
Additional Consulting Services	$0.00	$0.0000/Wp
Appraisals	$0.00	$0.0000/Wp
Closing Costs	$0.00	$0.0000/Wp
Contingency	$0.00	$0.0000/Wp
Entity Costs	$0.00	$0.0000/Wp
Insurance	$0.00	$0.0000/Wp
Site Management	$0.00	$0.0000/Wp

Developer Fees	N/A	N/A

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	$212,815.73	$2.0744/Wp

Lastly, the project depreciation is split under two different schedules, one for State level, which follows a Placed in Service (PIS) Half Year convention, and is done under 5 years, as seen on Table 8 below, and the other for Federal level, that is accelerated under MACRS.

Table 6 - Depreciation Schedules
Year	State	Federal
1	20.00%	100.00%
2	32.00%	0.00%
3	19.20%	0.00%
4	11.52%	0.00%
5	11.52%	0.00%
6	5.76%	0.00%

July 2026, 5 years from the anticipated COD date of the project, with a fair-market-value buyout price, set as a bullet payment, calculated at a 5% off of the total tax equity investment.

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Amended and Restated PPA with Redwood Valley County Water District.

Contract Summary

Table 7 - SPE Operating Agreement Summary
Contract	Energea Redwood LLC
Date	October 28, 2022
Place of Incorporation	Delaware
Owner	Energea Portfolio 4 USA LLC, a Delaware limited liability company
Management	Energea Portfolio 4 LLC

Table 8 - Solar Power Purchase Agreement Summary
Contract	Amended and Restated Power Purchase Agreement
Date	November 18, 2022
Parties	Energea Redwood LLC - as Owner Redwood Valley County Water District - as User
Term	20 years from COD
Extension Terms	Automatic extension for up to 3 terms of 5 years each, unless terminated for event of default or by User not less than 180 days prior to expiration of the term.
Price	$0.12 per kWh
Options upon expiration
Host Customer shall have the option either to: (a) purchase the System at fair market value, as agreed upon by the Parties; (b) negotiate with System Owner in good faith to extend the term of the PPA by five (5) years at a mutually-agreeable price; or (c) instruct the System Owner to remove the System and restore the Site to its original condition.

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Redwood Valley Project.

Signature

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date: April 27, 2023